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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USRP Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Wood Avenue South Suite 501
(No. and Street)

Iselin	New Jersey	08830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew G. Riordan 732-321-8312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark M. Skinner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USRP Equities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen Peter Buryk Jr.
ID # 2448533
Notary Public
State of New Jersey
My Commission Expires August 1, 2024

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

Index

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of KUSRP Holdings, Inc. and Member of USRP Equities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of USRP Equities, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2021

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000 Rightfax, www.pwc.com/us

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS	
Cash	$ 207,608
Commissions receivable	1,314,456
Other current assets	1,500
Total assets	$ 1,523,564
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 21,575
Payable to related parties	1,321,361
Total liabilities	1,342,936
Commitments and contingencies	
Member's equity	180,628
Total liabilities and member's equity	$ 1,523,564

See Notes to Financial Statements.

USRP EQUITIES, LLC
(A Wholly-Owned Subsidiary of U.S. Retirement Partners, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

USRP Equities, LLC (the "Company"), a wholly-owned subsidiary of U.S. Retirement Partners, Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company was formed in May 2008.

FINRA and SIPC granted the Company membership effective January 20, 2010 and January 1, 2016, respectively.

The Company is a limited purpose broker-dealer created to receive securities-based compensation from other broker-dealers under commission sharing arrangements.

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity. The Parent has pledged to provide an annual capital contribution to ensure the continued operations of the Company.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Cash:

The Company maintains cash deposits in a noninterest bearing checking account at a bank. At times, the cash balance exceeds federally insured limits.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any estimated credit losses which are then included in a valuation account that is recorded as a contra-asset against the amortized cost basis of the receivable. At December 31, 2020, no allowance for doubtful accounts was deemed necessary.

Major customers:

At December 31, 2020, 100% of the Company's commissions receivable are due from two clients.

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for federal and state income tax purposes; hence, the Company files no income tax returns. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Recently adopted accounting guidance:

Financial Instruments – Credit Losses (Topic 326). In June 2016, the FASB issued ASU No. 2016-13. Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model.

The Company adopted ASU 2016-13 on January 1, 2020 under a modified retrospective approach. The new standard had no impact on the Company's opening retained earnings.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2021, which is the date the financial statements were available to be issued.

Note 3 - Related party transactions:

As stated in Note 1, the Company was created to receive securities-based compensation ("commissions") from third party broker-dealers (the "paying broker-dealers") under commission sharing arrangements. These commissions are generated by representatives of the paying broker-dealers who are agents of subsidiaries of the Parent (the "associated persons"). These commissions will be used by the Company to pay expenses incurred in support of the associated persons as outlined in commission sharing agreements between the Company, the associated persons, and the paying broker-dealers.

Note 3 - Related party transactions (concluded):

As agreed between the Company and Parent, the subsidiaries of the Parent for which the associated persons are agents will also make expense payments to or in support of the associated persons for administrative services, compensation and benefits which include (but are not limited to) agent or administrative staff recruiting assistance, payment of overhead costs, insurance and retirement plan benefits, all of which are generally not provided by the third-party broker-dealers. As these expenses are the responsibility of the Company under the commission sharing arrangements, the Company has agreed with Parent that the Company will make management fee payments to the subsidiaries of the Parent for any amount of revenue collected by the Company in excess of costs directly incurred by the Company in support of the associated persons.

At December 31, 2020, $6,905 was due to the Parent and amounts payable to subsidiaries of the Parent for management fees amounted to $1,314,456.

Note 4 - Net capital requirement:

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $179,128 which was $89,598 in excess of its minimum required net capital of $89,529. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 7.50 to 1. During 2020, the Parent made a $200,000 capital contribution to fund operating expenses.

Note 5 - Regulatory compliance:

The Company is not claiming an exemption from SEA Rule 15c3-3 because the Company does not hold customer funds or securities and its business activities are limited to receiving transaction-based compensation from other broker/dealers under a commission sharing arrangement limited to mutual funds and variable annuities.

Note 6 - Contracts:

The Company has a management agreement with its Parent and its subsidiaries that provides space, staff support and various other general and administrative functions which help generate and support the commissions paid to the Company.

The Company has also entered into commission sharing arrangements with external broker-dealers in order to receive the commissions generated by the salesforce of its Parent and its subsidiaries.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.